SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDRED AND FIFTY-SEVENTH EXTRAORDINARY GENERAL STOCKHOLDERS MEETING OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE. 53300000859

On the sixteenth day of March 2011, at 3 p.m., at the Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco B, nº. 100, Room 203, Edifício Centro Empresarial Varig - Brasília - DF, with the presence of the of the common shareholders, in sufficient number to install the Stockholders Meeting, as ascertained on page 60 of the Attendance Book # 4, the One Hundred Fifty-Seventh General Stockholders Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, a Public Company, registered in the National Corporations Register of the Ministry of Finance under # 00001180/0001-26 was held. In accordance with article 42 of the Company by-law, The Chief Financial and Investor Relation Officer, Mr. ARMANDO CASADO DE ARAUJO, presided the meeting replacing the Eletrobras CEO, Mr. JOSÉ DA COSTA CARVALHO NETO. Mr. Armando Casado called the meeting to order. All present approved and appointed me, AFRANIO ALENCAR MATOS Fº, to act as secretary. The following persons were present at the meeting: Mr. ARLINDO SOARES CASTANHEIRA – Head of Investor Relations Division and Mr. ANTÔNIO CLÁUDIO DA SILVA MENDONÇA - Shareholders Rights Division and the Federal Government representative, MR. LUIZ FREDERICO DE BESSA FLEURY, accredited by Ordinance / PGFN No. 603 of August 11, 2008, published in the Federal of 13.08.2008, Mr. ANDERSON CARLOS KOCH, representative of the following funds: a) CITIBANK: AMERICAN BIBLE SOCIETY; BELL ATLANTIC MASTER TRUST; COLLEGE RETIREMENT EQUITIES FUND; EMERGING MARKETS INTERNATIONAL FUND; EMPLOYEES RET.PLAN OF BROOKLYN UNION GAS; FIDELITY GLOBAL FUND; ILLINOIS STATE BOARD OF INVESTMENT; VANGUARD EMERGING MARKETS STOCK INDEX FUND; PANAGORA GROUP TRUST; STAFF RETIREMENT PLAN; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (209209-6, 209768-3, 214991-8, 216914-5); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (231961-9, 231966-0); VIRGINIA RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A. (204478-4, 207680-5, 210359-4, 211977-6, 211978-4, 212247-5, 216178-0, 230367-4, 231341-6); THE GMO EMERGING MARKETS FUND (215775-9, 215868-2); THE PENSION RESERVES INVESTMENT MANAG.BOARD; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; RUSSEL INVESTMENT COMPANY PLC (211005-3, 235862-2); USAA EMERGING MARKETS FUND; THE WASHINGTON UNIVERSITY; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CIBC EMERGING MARKETS FUND; DELAWARE GROUP GLOBAL & INT. FUNDS-DELAWARE EMERG MARKETS FD; THE SAN FRANCISCO CITY AND COUNTRY EMPL R S; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; DELAWARE VIP TRUST – DELAWARE VIP EMERGING MARKTS SERIES; GMO TRUST ON BEHALF OF GMO EM COUNTRIES FUND ; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE PARAMETRIC TAXMANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; THE TBC PRIVATE TRUST; NORTHWESTERN M SERIES FD. INC. INTL. E PORT; THE MONETARY AUTHOROTY OF SINGAPORE (210339-0, 234850-3); CIBC EMERGING MARKETS INDEX FUND; STATE ST B AND T C INV F F T E RETIR PLANS; GMO FUNDS PLC; TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; WELLINGTON MANAG. PORTFOLIOS (DUBLIN) P.L.C. (213834-7, 235080-0) ; STATE OF CONNECTICUT RET PLANS AND TRT FUN; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE OF NEW JERSEY COMMON PENSION FUND D; KAISER PERMANENTE RETIREMENT PLAN; WILMINGTON INTERNATIONAL EQUITY FUND SELECT LP; WHEELS COMMON INVESTMENT FUND; THE CALIFORNIA ENDOWMENT; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; BELLSOUTH CORP RFA VEBA TRUST FOR NON-REPRESENT EMPLOYEES; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; RENAISSANCE GLOBAL VALUE FUND; UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN; ISHARES II PUBLIC LIMITED COMPANY; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST GLOB EQ FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; VANG FTSE ALL-WORLD EX-US

INDEX FD, A S OF V INTER E I FDS; FUTURE FUND BOARD OF GUARDIANS; MACQUARIE INV AMNAG LTD AS RESP ENT FOR ARROWSTREET EM MKTS; NORTHERN TRUST QUANTITATIVE FUND PLC; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE; ROCHE US DB PLANS MASTER TRUST; NUVEEN TRADEWINDS EMERGING MARKETS FUND; MACQUARIE INV LTD AS R E F WELLIGTON MGT PO (AUS) EM MA EQP; FIDELITY FIXED-INCOME TRUST: FID SER GLOBAL EX US INDEX FUND; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MAS; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; AON GROUP TRUST; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; b) HSBC CTVM S.A.: THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST (250680-0, 250682-6); THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO (252498-0, 252544-8); NORGES BANK (208787-4, 251588-4, 251666-0); VANGUARD INVESTMENT SERIES PLC; QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; a Sra. CARLA KERSTIN SILVEIRA LELLIS, representative of Itaú Unibanco S.A.; Sra. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank. Once the steering committee was defined for the meeting, the President declared the 157th Extraordinary General Meeting open, and informed the meeting was regularly convened and that the announcements ordered by article 133 of Act No. 6.404/76 were published in the press, and the Announcement of Meeting was published in the Federal Union Official Gazette and in the newspapers O Globo (RJ), Valor Econômico (SP) on March 01, 11 and 15, 2011  and Correio Braziliense (DF), on March 01, 12 and 15, 2011. Such announcements had the following content: “MINISTÉRIO DE MINAS E ENERGIA. CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS. (Public Company). CNPJ. nº 00001180/0001-26. ANNOUNCEMENT OF MEETING. 157th Extraordinary General Shareholders' Meeting. Centrais Elétricas Brasileiras S.A. ("Eletrobras") hereby invites its shareholders to an Extraordinary General Shareholders’ Meeting (the "Meeting") on March 16, 2011 at 03:00 p.m.  The Meeting shall be held at Eletrobras' main office in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF, and the following topics shall be discussed:1. Decide on the approval of the capital increase of the 155 th General Assembly Meeting held on January 11, 2011 in the amount of R $ 5,148,764,252.10 (five billion, one hundred forty-eight million, seven hundred sixty-four thousand, two hundred fifty-two reais and ten cents). Thus, the capital goes from R $ 26,156,567,211.64 (twenty-six billion, one hundred fifty-six million, five hundred sixty-seven thousand, two hundred and eleven reais and sixty-four cents) to R $ 31,305,331,463 , 74 (thirty-one billion, three hundred and five million three hundred thirty-one thousand, four hundred sixty-three reais and four cents), by issuing 220,277,010 shares, 182,026,770 common shares (ON ) and 38,250,240 preferred shares class "B" (PNB).2. Amend Article 6 of the Bylaws in order to establish that the capital of the corporation is as follows:"The Social Capital is R $ 31,305,331,463.74 (thirty-one billion, three hundred and five million three hundred thirty-one thousand, four hundred sixty-three reais and seventy-four cents), divided into 1,087,050,297 common shares, 146,920 preferred shares of Class A and 265,436,883 preferred class "B ", without par value. "In order to participate in the Meeting, the registered shareholder, or his or her legal representative, should present the following documentation (according to Article 5, caput, of CVM Instruction nº 481, dated December 17, 2009): official photo ID; notarized copy of the updated by-laws, in the case of  company representatives; original or notarized copy of a power of attorney granted by a registered shareholder; and/or original statement of account showing the ownership of Eletrobras shares, furnished by the depositary bank and identifying the registered shareholder.  The required documentation should be presented by March 14, 2011 to the Departamento de Administração do Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Av. Presidente Vargas, nº. 409 – 9th floor, in Rio de Janeiro, RJ, between 8:00 a.m. and (noon) or between 2:00 p.m. and 5:00 p.m. All documentation relating to the subjects to be decided at the Extraordinary General Meeting are available to shareholders at the Departamento de Administração do

Capital Social - DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, on Avenida Presidente Vargas, #. 409-9th floor, in Rio de Janeiro and in the web site of the Company (htpp://www.eletrobras.com.br/ ri) and in the Comissão de Valores Mobiliários - CVM (htpp://www.cvm. gov.br) all documentation relating to the matters to be decided at the Extraordinary General Meeting, pursuant to Article 135, § 3 of Law No. 6404/76 and Article 11 of CVM Instruction 481, issued on 17/12/2009. Brasília, February 25, 2011. (a) MÁRCIO PEREIRA ZIMMERMANN - Chairman of the Board of Directors”. The reading of the Announcement of the Meeting was dispensed. The President informed the shareholders that the Minutes of the meeting would be drawn in the form of a summary, as authorized by § 1 of Art. 130 of Law 6404/76 which was approved by all present. Further, the only item on the Agenda was submitted to a vote. The following decision was taken: (i) - the final approval of the social capital of Eletrobras with share issuance due to the capitalization of the credits of Advances for Future Capital Increases – AFAC, in the amount of R$ 5,148,764,252.10 (five billion, one hundred forty-eight million, seven hundred sixty-four thousand, two hundred fifty-two reais and ten cents); and (ii) amend the wording of Article 6th of the Eletrobras by-laws. The share capital of the Company amounts to R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million three hundred thirty-one thousand, four hundred sixty-three reais and seventy-four cents divided into 1,087,050,297 common shares, 146,920 preferred shares of Class A and 265,436,883 preferred shares class "B", all of them without par value, this vote made by the representative of the Federal Government, Mr. LUIZ FREDERICO DE BESSA FLEURY. The funds represented by Mr. ANDERSON CARLOS KOCH voted in favor of the proposal except: EATON VANCE PARAMETRIC TAX-MANAGEMENT EMERGING MARKETS FUND and WILMINGTON INTERNATIONAL EQUITY FUND SELECT L.P.  who voted against the proposal. Mrs. CARLA KERSTIN SILVEIRA LELLIS, representative of JP Morgan Chase Bank, voted, in relation to the first item, the following ordinary shares converted into ADRs: 43,812,941 in favor, 6,314,606, against and 723,474 abstentions, and voted, in relation to the second item, the following ordinary shares converted into ADRs: 43,812,941 in favor, 6,314,606, against and 723,474 abstentions. Nothing more to discuss, the President closed the One Hundred Fifty-Seventh Extraordinary Stockholders Meeting of Centrais Elétricas Brasileiras S.A.  - Eletrobras, of which I, Afrânio de Alencar Matos Fº, General Secretary, I drafted these Minutes having been read to all and found in compliance, it is signed.

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
President	Representative of Federal Government

CARLA KERSTIN SILVEIRA LELLIS Representative of JP Morgan Chase Bank

Continuation of the Minutes of the One Hundred and Fifty-Seventh Extraordinary General Stockholders Meeting of the Centrais Elétricas Brasileiras S.A. - Eletrobras

ANDERSON CARLOS KOCH

Representative of the funds: CITIBANK - AMERICAN BIBLE SOCIETY; BELL ATLANTIC MASTER TRUST; COLLEGE RETIREMENT EQUITIES FUND; EMERGING MARKETS INTERNATIONAL FUND; EMPLOYEES RET.PLAN OF BROOKLYN UNION GAS; FIDELITY GLOBAL FUND; ILLINOIS STATE BOARD OF INVESTMENT; VANGUARD EMERGING MARKETS STOCK INDEX FUND; PANAGORA GROUP TRUST; STAFF RETIREMENT PLAN; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM (209209-6, 209768-3, 214991-8, 216914-5); TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS (231961-9, 231966-0); VIRGINIA RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A. (204478-4, 207680-5, 210359-4, 211977-6, 211978-4, 212247-5, 216178-0, 230367-4, 231341-6); THE GMO EMERGING MARKETS FUND (215775-9, 215868-2); THE PENSION RESERVES INVESTMENT MANAG.BOARD; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; RUSSEL INVESTMENT COMPANY PLC (211005-3, 235862-2); USAA EMERGING MARKETS FUND; THE WASHINGTON UNIVERSITY; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CIBC EMERGING MARKETS FUND; DELAWARE GROUP GLOBAL & INT. FUNDS-DELAWARE EMERG MARKETS FD; THE SAN FRANCISCO CITY AND COUNTRY EMPL R S; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; DELAWARE VIP TRUST – DELAWARE VIP EMERGING MARKTS SERIES; GMO TRUST ON BEHALF OF GMO EM COUNTRIES FUND ; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE PARAMETRIC TAXMANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; THE TBC PRIVATE TRUST; NORTHWESTERN M SERIES FD. INC. INTL. E PORT; THE MONETARY AUTHOROTY OF SINGAPORE (210339-0, 234850-3); CIBC EMERGING MARKETS INDEX FUND; STATE ST B AND T C INV F F T E RETIR PLANS; GMO FUNDS PLC; TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; WELLINGTON MANAG. PORTFOLIOS (DUBLIN) P.L.C. (213834-7, 235080-0) ; STATE OF CONNECTICUT RET PLANS AND TRT FUN; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE OF NEW JERSEY COMMON PENSION FUND D; KAISER PERMANENTE RETIREMENT PLAN; WILMINGTON INTERNATIONAL EQUITY FUND SELECT LP; WHEELS COMMON INVESTMENT FUND; THE CALIFORNIA ENDOWMENT; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; BELLSOUTH CORP RFA VEBA TRUST FOR NON-REPRESENT EMPLOYEES; ISHARES PUBLIC LIMITED COMPANY; AT&T UNION WELFARE BENEFIT TRUST; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; RENAISSANCE GLOBAL VALUE FUND; UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN; ISHARES II PUBLIC LIMITED COMPANY; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST GLOB EQ FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; FUTURE FUND BOARD OF GUARDIANS; MACQUARIE INV AMNAG LTD AS RESP ENT FOR ARROWSTREET EM MKTS; NORTHERN TRUST QUANTITATIVE FUND PLC; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND; ISHARES III PUBLIC LIMITED COMPANY; MINISTRY OF STRATEGY AND FINANCE; ROCHE US DB PLANS MASTER TRUST; NUVEEN TRADEWINDS EMERGING MARKETS FUND; MACQUARIE INV LTD AS R E F WELLIGTON MGT PO (AUS) EM MA EQP; FIDELITY FIXED-INCOME TRUST: FID SER GLOBAL EX US INDEX FUND; THE BANK OF NEW YORK MELLON CORPORATION RETIREMENT PLANS MAS; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; AON GROUP TRUST; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; b) HSBC CTVM S.A.: THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST (250680-0, 250682-6); THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO (252498-0, 252544-8); NORGES BANK (208787-4, 251588-4, 251666-0); VANGUARD INVESTMENT SERIES PLC; QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN; STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F;

AFRÂNIO DE ALENCAR MATOS Fº Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 22, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.